UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KE Holdings Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

482497 104**

(CUSIP Number)

Baihui Partners L.P.

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

+86 10 5810 4689

With copies to:

Tao Xu, Chief Financial Officer

KE Holdings Inc.

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

+86 10 5810 4689

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 482497 104 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each ADS represents three class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Baihui Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,301,280(1)
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%.(2) The voting power of the reporting person represents 64.4% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)                   Represents 157,894,050 class A ordinary shares and 727,407,230 class B ordinary shares of which the record owner is Propitious Global Holdings Limited, over which Baihui Partners L.P. acquired voting power pursuant to an Irrevocable Proxy and Power of Attorney (as amended) executed and delivered by Propitious Global Holdings Limited. Each class B ordinary share is entitled to ten votes.

(2)                   Calculation is based on a total of 3,572,692,936 issued and outstanding ordinary shares (consisting of 2,687,391,656 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of June 30, 2021 as a single class, reported on the Issuer’s current report on Form 6-K filed on August 12, 2021. The class B ordinary shares are treated as converted into class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Person.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on July 29, 2021 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following:

On November 8, 2021, Propitious Global Holdings Limited executed a deed of amendment relating to the POA to clarify that, for the purposes of the POA, the subject shares shall also include (but not be limited to) any shares, interests, rights, stocks, securities and/or any instruments commonly known as “securities” of whatsoever class or nature that are or have been derived or obtained from, or which otherwise result from (whether as a result of any adjustment, conversion, exchange, and/or other transformation or otherwise) any part or portion or the whole of such 885,301,280 class B ordinary shares held by Propitious Global.

Immediately following the execution of the deed of amendment, Propitious Global converted 157,894,050 of its class B ordinary shares into class A ordinary shares on a 1:1 basis.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following:

The information furnished in Item 3 of this Amendment No. 1 is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and 5(b) of the Original Schedule 13D are hereby supplemented by adding the following:

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 1 are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on a total of 3,572,692,936 issued and outstanding ordinary shares (consisting of 2,687,391,656 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of June 30, 2021 as a single class, reported on the Issuer’s current report on Form 6-K filed on August 12, 2021. Each holder of class A ordinary shares of the Issuer is entitled to one vote per share and each holder of class B ordinary shares of the Issuer is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

The shares beneficially owned by the Reporting Person represent approximately 24.8% of the total issued and outstanding ordinary shares of the Issuer, and approximately 64.4% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

Item 5(c) of the Original Schedule 13D is hereby supplemented by adding the following:

(c): Except as disclosed in this Amendment No. 1, the Reporting Person has not effected any transaction in the ordinary shares of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented by adding the following:

The information set forth in Item 3 of this Amendment No. 1 is hereby incorporated by reference in its entirety. The deed of amendment relating to the irrevocable proxy and power of attorney is attached hereto as an exhibit and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A	Deed of Amendment dated November 8, 2021 relating to The Irrevocable Proxy and Power of Attorney dated July 28, 2021 by Propitious Global Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

Baihui Partners L.P.

By:	/s/ Yigang Shan
	Name:	Yigang Shan
	Title:	Authorized Signatory

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